SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EMBRATEL PARTICIPAÇÕES S.A.

(Name of Subject Company (Issuer))

TELÉFONOS DE MÉXICO, S.A. DE C.V.

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.

(Name of Person Filing Statement (Offeror))

Common Shares, no par value, Preferred Shares, no par value, and

American Depositary Shares, each representing 5,000 Preferred Shares

(Titles of Class of Securities)

29081N209

(CUSIP Number of Classes of Securities)

Adolfo Cerezo Pérez

Chief Financial Officer

Teléfonos de México, S.A. de C.V.

Parque Vía 190

Colonia Cuahtemoc

06599 Mexico, D.F. Mexico

(52) 55 5222 5144

Copy to:

Daniel S. Sternberg

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation* US$874,908,963.76	Amount of Filing Fee** US$93,615.26

*

Estimated for purposes of calculating the filing fee pursuant to Rule 0−11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Common Shares, no par value, and all Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons, at a purchase price of R$6.95 in cash per 1,000 Common Shares or Preferred Shares. As of June 30, 2006 there were 512,480,331,944 Common Shares and 475,257,755,286 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 498,785,936,670 Common Shares and 216,232,326,229 Preferred Shares are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 13,694,395,274 outstanding Common Shares and 259,025,429,057 outstanding Preferred Shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on September 29, 2006 of US$1 = R$2.1664.

**

The filing fee, calculated in accordance with Rule 0−11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, is US$107.00 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Valuation. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.000107.

[ X ]

Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$93,615.26
Form or Registration No.:	Schedule TO-T
Filing Party:	Teléfonos de México, S.A. de C.V.
Telmex Solutions Telecomunicações Ltda.
Date Filed:	October 3, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ]	third−party tender offer subject to Rule 14d−1.
[ ]	issuer tender offer subject to Rule 13e−4.
[ X ]	going−private transaction subject to Rule 13e−3.
[ ]	amendment to Schedule 13D under Rule 13d−2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 (the “Combined Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on October 3, 2006 by Teléfonos de México, S.A. de C.V., a corporation organized under the laws of the United Mexican States (“Telmex”), and Telmex Solutions Telecomunicações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil and a wholly owned subsidiary of Telmex (“Telmex Solutions”). The Combined Schedule TO relates to the offer by Telmex Solutions to purchase any and all outstanding common shares, no par value (the “Common Shares”) and any and all outstanding preferred shares, no par value (the “Preferred Shares”), including any and all Preferred Shares represented by American Depositary Shares (the “ADSs”), of Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embratel Holdings”), other than the shares owned directly or indirectly by the Filing Persons, at a price of R$6.95 per 1,000 Common Shares and R$6.95 per 1,000 Preferred Shares (for reference, equivalent to approximately U.S.$15.95 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on September 28, 2006, which was U.S.$1.00 = R$2.1789) in cash, adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank of Brazil, which, for reference, was approximately 0.23% for the month of July 2006) from May 8, 2006 to the date payment is made for shares purchased in the tender offer, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2006 and in the related letter of transmittal, which are annexed to and filed with the Combined Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 12. Exhibits.

(a)(5)(J)

Material Fact filed by Telmex with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on October 20, 2006 (incorporated by reference to interim report on Form 6-K of Telmex, furnished to the SEC on October 23, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006

Telmex Solutions Telecomunicações Ltda.

By: /s/ Carlos Henrique Moreira

Name: Carlos Henrique Moreira

Title: Chief Executive Officer

Teléfonos de México, S.A. de C.V.

By: /s/ Adolfo Cerezo Pérez

Name: Adolfo Cerezo Pérez

Title: Chief Financial Officer

EXHIBIT INDEX

(a)(5)(J)

Material Fact filed by Telmex with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on October 20, 2006 (incorporated by reference to interim report on Form 6-K of Telmex, furnished to the SEC on October 23, 2006).